Contact

www.linkedin.com/in/lukepelullo (LinkedIn)

Top Skills

Strategic Partnerships
Management
Sales

Luke Pelullo

Co-Founder & COO at Arro
Los Angeles, California, United States

Experience

Arro

Co-Founder & COO
July 2021 - Present (5 years 4 months)
Los Angeles, California, United States

Hyperloop Transportation Technologies, Inc.

Head of Global Operations
June 2017 - July 2021 (4 years 2 months)
Greater Los Angeles Area

Virtual Piggy

VP, Business Development
March 2012 - June 2017 (5 years 4 months)
Los Angeles Metropolitan Area

Virtual Piggy, Inc. is the first e-commerce solution that enables kids, teens, and young adults to manage and spend money within a parent-controlled environment. The technology company delivers a payment platform designed for the Under 21 age group in the global online market, and also enables online businesses the ability to function in a manner consistent with the Children's Online Privacy Protection Act ("COPPA") and similar international children's privacy laws. Virtual Piggy enables the Under 21 audience to play, transact and socialize in a secure online environment guided by parental permission, oversight and control.

Punditt.co

Co-Founder
January 2013 - February 2015 (2 years 2 months)
Greater Los Angeles Area

Deutsche Bank

Analyst
September 2011 - March 2012 (7 months)
Greater New York City Area

Education

Lehigh University

Bachelor's degree, Finance, Economics